Exhibit 21
SUBSIDIARIES OF PERCEPTRON, INC.
The following three corporations are subsidiaries of Perceptron, Inc.
1.	Perceptron Europe B.V., a corporation organized under the laws of the Netherlands.

2.	Perceptron (Europe) GmbH, a corporation organized under the laws of Germany, is a wholly owned subsidiary of Perceptron Europe B.V.

3.	Perceptron Global, Inc., a corporation organized under the laws of the State of Michigan, is a wholly owned subsidiary of Perceptron, Inc.